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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                      SEC FILE NUMBER
                                                                    000-08193

(Check One):                                                       CUSIP NUMBER
                                                                    81726S101

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ X] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 1998

[ ] Transition Report on Form 10K or Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q [or Form 10-QSB]
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:___________________________________________________________

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Part I - Registrant Information

Sensys Technologies Inc. 401(k) Profit Sharing Plan

8419 Terminal Road
Newington, Virginia  22122

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box if appropriate.)

[ X ]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day


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following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ X ]     (c) The accountant's statement or other exhibit required by the Rule
12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306; and
Release No. 34-30968 (Paragraph 72,439), effective August 13, 1992, 57 FR
36442.]

The Sensys Technologies Inc. 401(k) Profit Sharing Plan fiscal year ends December 31. At December 31, 1998, the administrative responsibility for the Plan was changed from Blue Ridge ESOP to Emjay Corporation. The aforementioned change resulted in delays in getting the auditors all the required information to audit the financial statements. The auditors now have the information and expect to provide financial statements by July 15, 1999.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

          Robert R. Bower                              (703) 550-7000
      ----------------------                 -----------------------------------
               (Name)                          (Area Code and Telphone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify reports(s).

                                                           [ X ] Yes   [   ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [   ] Yes   [ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sensys Technologies Inc. 401(k) Profit Sharing Plan has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 1999                             By:         /s/Robert R. Bower
                                                    --------------------------
                                                            Robert R. Bower
                                                            Plan Administrator







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June 30, 1999

United States Securities and Exchange Commission
Washington, DC 20549

                         Re: Sensys Technologies Inc. 401(k) Profit Sharing Plan

Gentlemen:

Ross, Langan & McKendree is unable to meet the filing deadline for the above referenced plan as a result of the untimely receipt of information from both the old and new plan administrators.

                                   Sincerely,

                                   ROSS, LANGAN & McKENDREE, L.L.P.


                                   Mark D. Myers, Partner
                                   Certified Public Accountant